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                                                                      EXHIBIT 19



FOR IMMEDIATE RELEASE
Contact: George Pasley
V. P. Communications
214-953-4510
Website:  prnewswire.com/gix

GLOBAL INDUSTRIAL TECHNOLOGIES REPORTS RESULTS FOR 1998

--Global Expects To Report Profit In First Quarter 1999--

--Company To Explore Strategic Alternatives For
Further Enhancing Stockholder Value--

DALLAS, TX (March 29, 1999) -- Global Industrial Technologies (NYSE: GIX) today reported its results for 1998, commented on its expected first quarter 1999 performance, and announced that its Board of Directors has authorized a review of all strategic alternatives for further enhancing stockholder value.

Revenues for 1998 from continuing operations were $496.0 million. Loss from continuing operations, before charges, was ($6.5) million or ($.30) per fully diluted share. Including $15.0 million income from discontinued operations, and restructuring charges and write downs from continuing operations of $44.5 million (net of tax), Global reported a net loss of ($36.0) million or ($1.64) per fully diluted share for 1998.

For the fiscal period ending October 31, 1997, Global's revenues from continuing operations were $435.1 million and its income from continuing operations, before charges, was $11.4 million. Including $20.2 million income from discontinued operations and special charges and writedowns of $36.0 million (net of tax), Global's net loss for 1997 was ($4.4) million or ($.20) per fully diluted share.

Rawles Fulgham, Global Chairman and Chief Executive Officer, said, "Strategically, 1998 and the early part of this year have been very important for Global's future growth. We have taken a number of aggressive steps to improve our business going forward in accordance with our strategic plan of building a focused and world-class refractories business. For example, the recently announced agreement for the sale of our lime business and the decision to sell our Ameri-Forge operation are integral parts of our program for enhancing stockholder value.

"However, 1998 was a complex year for Global. Poor world-wide market conditions, the process of integrating A. P. Green into our Harbison-Walker operations, and charges relating to restructuring and discontinued operations combined to make 1998 a very difficult year for Global financially.


"The proceeds from these sales, and the cost savings and synergies we have gained from the restructuring and integration of our refractories
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operations, are expected to produce improved operating margins and reduced interest expenses. For stockholders, this is expected to yield improved financial results in 1999. Moreover, I am convinced that we will beat the goal we stated in December of becoming profitable by the first half of 1999. In fact, the improvement will become visible in the first quarter of this year, which is now expected to be profitable.

"Our overriding commitment is to enhancing stockholder value. While we believe that we will be able to fulfill that commitment by achieving stronger results this year, we are not content to stop there. That is why we are asking our financial advisors to help us explore and evaluate a number of alternatives to generate stockholder value that may be greater than that which our business plan can create. Such alternatives could include a possible merger or strategic combination," Mr. Fulgham concluded. There can be no assurance that any such transaction will be proposed, authorized by the Board or consummated.

Statements the Company may publish, including those in this announcement, that are not strictly historical are "forward-looking" statements under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Although the Company believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be realized. Forward-looking statements involve known and unknown risks which may cause the Company's actual results and corporate developments to differ materially from those expected. Factors that could cause results and developments to differ materially from the Company's expectations include, without limitation, changes in manufacturing and shipment schedules, delays in completing plant construction and acquisitions, currency exchange rates, new product and technology developments, competition within each business segment, cyclicity of the markets for the products of a major segment, litigation, significant cost variances, the effects of acquisitions, divestitures, merger, strategic combination, and other risks described from time to time in the Company's SEC reports including quarterly reports on Form 10-Q, annual reports on Form 10-K and reports on Form 8-K.

CERTAIN INFORMATION CONCERNING PARTICIPANTS

Global Industrial Technologies, Inc. (the "Company") and certain other persons named below may be deemed to be participants in the solicitations of proxies against the proposals of WHX Corporation. The participants in this solicitation may include (i) the directors of the
Company: David H. Blake, Richard W. Vieser, Samuel B. Casey, Jr., Rawles Fulgham and Graham L. Adelman and (ii) the following executive officers and employees of the Company: Rawles Fulgham (Chairman and Chief Executive Officer), Graham L. Adelman (President and Chief Operating Officer), Alfred L. Williams (Senior Vice President and Chief Financial Officer), Donna Reeves (Vice President and Controller), Jeanette H. Quay (Vice President, General Counsel and Secretary), James Alleman (Vice President-Human Resources), and George Pasley (Vice President-Communications). As of the date of this communication, none of the foregoing participants individually beneficially own in excess of
 .1% of the Company's common stock or in the aggregate in excess of 2% of the Company's common stock.